UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 12 May 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Outcome of the Board Meeting

With acquisition of controlling stake in the Company by Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, the subsidiaries of iGATE Corporation, the Board of Directors of the Company has determined the effective date of change in control as 12 May 2011. Accordingly, the following actions have been taken by the Board of Directors of the Company at their meeting held on 12 May 2011.

1.	The Board has been reconstituted as under:

(a)

Acceptance of resignations of Mr. Pradip Shah, Mr. Pradip Baijal, Mr. Ramesh Venkateswaran, Dr. Michael Cusumano, Independent Directors and Mr. Louis Theodoor van den Boog, Non-Executive Director from the Board of Directors of the Company.

(b)	Appointment of Mr. Jai Pathak, as an Independent Director and Mr. Göran Lindahl as Non-Executive Director.

(c)	Resignation of Mr. Narendra K Patni and Mr. Ashok K Patni, Promoter Directors of the Company.

(d)	Mr. Jeya Kumar has ceased to be the Chief Executive Officer (CEO) of the Company w.e.f. 12 May 2011 and also ceased to be the Director on the Board of the Company.

(e)	Mr. Phaneesh Murthy, subject to statutory approvals as may be required, has been appointed as the Managing Director & Chief Executive Officer (CEO) of the Company.

(f)	Mr. Jai Pathak has been appointed as Chairman of the Board of Directors of the Company.

(g)	The Board of Directors of the Company has reconstituted the Committees of Directors which has been separately intimated.

2.	Auditors:

B S R & Co., the existing auditors of the Company, have expressed their unwillingness to be appointed as the statutory auditors of the Company. In view of the same, the Board of Directors of the Company, on the recommendation of the Audit Committee of the Company, has proposed to appoint S.R. Batliboi & Associates as statutory auditors of the Company. Accordingly, S.R. Batliboi & Associates are proposed to be appointed as the statutory auditors of the Company at the ensuing Annual General Meeting of the Company. S.R. Batliboi & Associates have, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: 12 May 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary